Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
James A. Lebovitz james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

August 8, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Universal Business Payment Solutions Acquisition Corporation Amendment No. 3 to Registration Statement on Form S-3 Filed July 17, 2013, File No. 333-187339

Ladies and Gentlemen:

On behalf of Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated August 1, 2013 from Ms. Maryse Mills-Apenteng, Special Counsel, to Bipin C. Shah, Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

1.	We note your selling stockholder table contains the following broker-dealers:

•	Wedbush Morgan Securities, Inc.
•	EarlyBirdCapital, Inc.
•	Rodman & Renshaw LLC
•	I-Bankers Securities, Inc.
•	First New York Securities, LLC
•	Citadel Securities LLC

Further, the following selling stockholders are affiliates of underwriters of your initial public offering:

•	Maxim Partners LLC
•	IFMI LLC

Please revise to clarify whether the shares offered by the entities above were obtained as compensation for capital formation services. To the extent that any of the broker-dealers did not obtain the shares to be resold as compensation in connection with capital formation services, please revise your registration statement to identify those sellers as underwriters. Your response letter should describe the transactions in which each broker-dealer acquired the securities they propose to resell.

United States Securities and Exchange Commission August 8, 2013 Page 2

Response:

The Company accepts the Staff’s comment and has revised the selling stockholder table to disclose that the shares offered by certain of the entities were obtained as compensation for capital formation services and that certain of the entities which are broker-dealers may be deemed underwriters. Copies of the revised pages that will be included in Amendment No. 4 to the above-captioned Registration Statement are attached.

2.	While we note that none of your 5% or more entity selling stockholders are affiliated with broker-dealers (other than the Wolf Creek funds), please revise to clarify whether any of your other selling stockholders that are legal entities are affiliated with broker-dealers. If so, please revise to state whether the seller purchased their shares in the ordinary course of business, and at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that you are unable to provide such disclosure, for a legal entity that is a selling shareholder, identify it as an underwriter.

Response:

The Company accepts the Staff’s comment and has added disclosure in the selling stockholder section to clarify whether any selling stockholders other than (i) the Company’s 5% or more entity selling stockholders (other than the Wolf Creek funds) that are legal entities and (ii) stockholders that are legal entities that in the aggregate hold less than 1% of the Company’s current outstanding shares are affiliated with broker-dealers.

3.	Please identify the natural persons that exercise sole or shared investment or voting power over the shares held of record by AQR Capital Management, LLC, consistent with Item 507 of Regulation S-K. See Compliance & Disclosure Interpretations No. 240.04 for Regulation S-K for further guidance.

Response:

The Company accepts the Staff’s comment and has added disclosure identifying the natural persons that exercise sole or shared investment or voting power over the shares held of record by AQR Capital Management, LLC.

United States Securities and Exchange Commission August 8, 2013 Page 2

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2510 (or by facsimile at 215.655.2510) or Josh Schmidt at 215.994.2468 (or by facsimile at 215.655.2468). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

JAL/ncp

SELLING STOCKHOLDERS

Prior to the IPO, our initial stockholders purchased 3,450,000 shares of common stock (of which 450,000 initial shares were forfeited by them when the underwriters’ over-allotment option expired unexercised) for an aggregate consideration of $25,000. Such shares were issued in a private placement. Upon consummation of our initial business combination, certain of our initial stockholders agreed to transfer 649,619 of such shares to certain investors. Certain of our initial stockholders also granted options to Wolf Creek Investors (Bermuda) L.P and Wolf Creek Partners, L.P to purchase up to an aggregate of 386,311 shares of our common stock to on December 28, 2012. Such options were issued pursuant to an Option Issuance Agreement with us and Wolf Creek Investors (Bermuda) L.P. and an Option Issuance Agreement with us and Wolf Creek Partners, L.P, each dated as of December 17, 2012.

In connection with the consummation of our initial business combination and the Warrant Termination Agreement dated as of December 28, 2012 with Continental Stock Transfer & Trust Company, we converted all of our issued and outstanding warrants into shares of our common stock. As a result of such conversion, 18,960,000 warrants were converted into 2,527,359 shares of our common stock on December 28, 2012.

As partial consideration to the selling stockholders of JetPay, LLC and ADC, in connection with the consummation of our initial business combination, we issued 4,666,667 shares of our common stock in a private placement on December 28, 2012.

Also in connection with our initial business combination, we issued Secured Convertible Promissory Notes pursuant to a Secured Convertible Note Agreement, dated as of December 28, 2012 with Special Opportunities Fund, Inc., R8 Capital Partners, LLC, Bulldog Investors General Partnership, Ira Lubert, Mendota Insurance Company and American Services Insurance Company, Inc. Pursuant to the Secured Convertible Promissory Notes, such investors can convert amounts outstanding under the notes into an aggregate of 1,941,748 shares, subject to certain adjustments. In addition, on December 28, 2012, we assumed a $6,000,000 convertible note in favor of Ten Lords Ltd., the terms of which allow the holder to convert the amounts outstanding under the note into an aggregate of 1,000,000 shares of our common stock based upon a conversion price of $6.00 per share.

As compensation for services being rendered to us, on April 26, 2013, we issued 10,000 shares in a private placement to Tony Newshel.

We are registering the above-referenced shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell the shares in the manner contemplated under the “Plan of Distribution.”

The following table sets forth the name of each selling stockholder, the number of shares owned by each of the respective selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling stockholders assuming all of the shares covered hereby are sold.

The number of shares in the column “Shares Offered” represents all of the shares that a selling stockholder may offer under this prospectus. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares. The shares covered hereby may be offered from time to time by the selling stockholders.

Except as otherwise disclosed below or in the footnotes to the following table, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. WLES, L.P., Ira Lubert, C. Nicholas Antich, Carol A. Anitch, Ten Lords Ltd., R8 Capital Partners, LLC, Bipin C. Shah Trust U/A dated July 31, 2001, Wolf Creek Partners, L.P., and Mendota Insurance Company, individually or with their affiliates, hold more than 5% of our outstanding capital stock. Mr. Trent Voigt, CEO of JetPay, LLC and one of our named executive officers, is the sole member of WLES, LP. Mr. C. Nicholas Antich is CEO of ADC and one of our named executive officers. Bipin C. Shah is chairman of our board of directors and is our Chief Executive Officer. Peter Davidson is our Chief Marketing Officer and Secretary. Jonathan M. Lubert, Arthur F. Ryan, Frederick S. Hammer, Robert Palmer and Richard S. Braddock are each members of our board of directors. Ira Lubert is the father of Jonathan M. Lubert. Except as otherwise disclosed below, none of the holders of 5% or more of our outstanding capital stock are broker dealers or broker-dealer affiliates. We believe that each person listed in the table below acquired its securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

2

The information set forth below is based upon information provided by each respective selling stockholder and information filed by the selling stockholders with the SEC, including information filed on Form 4, Schedule 13D or Schedule 13G.

In the table below, the number of shares of common stock owned before and after the offering represent shares directly held by each selling stockholder, except to the extent otherwise indicated in the footnotes. The footnotes also disclose all other shares beneficially owned by the selling stockholders. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days. Accordingly, the number of shares of common stock set forth in the table for the selling stockholders may exceed the number of shares of common stock that the selling stockholders could own beneficially at any given time through their ownership of shares of common stock. The disclosure in the below table is based on 11,529,094 shares of common stock outstanding as of August 8, 2013.

	Shares Owned Prior to the Offering			Shares Offered		Shares Owned After the Offering
Name	Number		Percent	Number		Number	Percent
WLES, L.P. (1)	3,666,667		31.8%	3,666,667		-	*
Ira Lubert (9)	1,397,448		11.7%	1,397,448		-	*
Ten Lords Ltd. (2)	1,000,000		8.0%	1,000,000		-	*
R8 Capital Partners, LLC (9) (12)	857,143		7.1%	857,143		-	*
C. Nicholas Antich (3)	838,840		7.3%	838,840		-	*
Bipin C. Shah Trust U/A dated July 31, 2001	733,171		6.4%	733,171		-	*
Mendota Insurance Company (9)	642,793		5.4%	642,793		-	*
Wolf Creek Partners, L.P (4)	587,411	(5)	5.1%	218,859	(7)	566,979	4.9%
Wolf Creek Investors (Bermuda), L.P (4)	563,017	(6)	4.9%	212,380	(8)	539,021	4.7%
Bulldog Investors General Partnership (9) (10)	342,913		2.9%	342,913		-	*
American Service Insurance Company, Inc. (9)	319,175		2.7%	319,175		-	*
Peter Davidson	167,495		1.5%	167,495		-	*
AQR Capital Management, LLC (14) (15)	159,840		1.4%	159,840		-	*
Bipin C. Shah	158,696		1.4%	158,696		-	*
Jonathan M. Lubert	136,576		1.2%	126,576		10,000	*
Eric C. Antich	93,340		*	93,340		-	*
Valerie Phillips	91,750		*	91,750		-	*
Wedbush Morgan Securities, Inc. (13)	85,314		*	85,314		-	*
Douglas Anderson	78,416		*	78,416		-	*
Davidson Kempner Capital Management (14)	75,962		*	75,962		-	*
Lynn N. McCausland	67,820		*	67,820		-	*
Anna Hassold	61,166		*	61,166		-	*
Special Opportunities Fund, Inc. (9) (14)	58,766		*	58,766		-	*
EarlyBirdCapital, Inc. (11) (13)	54,386		*	54,386		-	*
Dain Rouscher	45,574		*	45,574		-	*

3

	Shares Owned Prior to the Offering		Shares Offered	Shares Owned After the Offering
Name	Number	Percent	Number	Number	Percent
Eric Van Der Vlugt	44,166	*	44,166	-	*
Thomas McHugh	39,208	*	39,208	-	*
Arlene McHugh Trust	39,208	*	39,208	-	*
Arthur F. Ryan	34,180	*	33,180	1,000	*
Frederick S. Hammer	33,180	*	33,180	-	*
Robert Palmer	33,180	*	33,180	-	*
Richard S. Braddock	33,180	*	33,180	-	*
Roland Bullard	30,583	*	30,583	-	*
Opportunity Partners, LP (14)	27,257	*	27,257	-	*
Full Value Partners, LP	24,922	*	24,922	-	*
Douglas Rainey	17,666	*	17,666	-	*
Dipak Shah	17,666	*	17,666	-	*
Jan Monster	17,392	*	17,392	-	*
Db Converts	16,527	*	16,527	-	*
Hare Nichols & Company, LLC	15,980	*	15,980	-	*
Fred R. Adams	15,291	*	15,291	-	*
Steady Gain Partners, LP	14,930	*	14,930	-	*
Michael Garber	14,663	*	14,663	-	*
Francisco Sarti	11,997	*	11,997	-	*
Kingsway Amigo Insurance Company	11,533	*	11,533	-	*
Mercury Partners, LP	10,865	*	10,865	-	*
Calapasas West Partners LP	10,814	*	10,814	-	*
Tony Newshel	10,000	*	10,000	-	*
William M. Dougherty	9,175	*	9,175	-	*
Rodman & Renshaw LLC (11) (13)	8,640	*	8,640	-	*
John W. Piasecki	6,116	*	6,116	-	*
Ramnarain Jaigobind	6,070	*	6,070	-	*
Richard Rosenstock	5,332	*	5,332	-	*
Maxim Partners LLC (11) (13)	4,798	*	4,798	-	*
Full Value Special Situations, LP	4,261	*	4,261	-	*
IFMI LLC (11) (16)	4,000	*	4,000	-	*
Opportunity Income Plus, LP	3,711	*	3,711	-	*
Alan Kirschenbaum JTWROS with Elaine, Gila, and Eliezer	3,332	*	3,332	-	*
L. Jason Diamond	3,332	*	3,332	-	*
Michael P. Savini	2,666	*	2,666	-	*
Jeffrey Rubinstein and Tariq Osman, Trustees	2,666	*	2,666	-	*
Lloyd Goldman	2,666	*	2,666	-	*
Krishan C. Nayyar	2,266	*	2,266	-	*
FCP Holdings II LLC	2,266	*	2,266	-	*
MCM Opportunity Partners, LP	2,225	*	2,225	-	*
Stuart Sugarman	2,000	*	2,000	-	*

4

	Shares Owned Prior to the Offering		Shares Offered	Shares Owned After the Offering
Name	Number	Percent	Number	Number	Percent
David Batalion	2,000	*	2,000	-	*
Andrew Hohns	2,000	*	2,000	-	*
Robert Gutman	2,000	*	2,000	-	*
Full Value Offshore Partners, LP	1,892	*	1,892	-	*
Eric Lord	1,600	*	1,600	-	*
I-Bankers Securities, Inc. (11) (13)	1,600	*	1,600	-	*
Charles Worthman	1,536	*	1,536	-	*
First New York Securities, LLC (16)	1,453	*	1,453	-	*
Kevin Mangan	1,353	*	1,353	-	*
Jane Blum	1,333	*	1,333	-	*
Reckrand I, LLC	1,333	*	1,333	-	*
Stourbridge Investments, LLC	1,333	*	1,333	-	*
Richard Baskerville Living Trust	1,333	*	1,333	-	*
Martin Rosenman	1,333	*	1,333	-	*
Peter and Candace Caplin, JTWROS	1,333	*	1,333	-	*
John H. Parker, Jr.	1,310	*	1,310	-	*
Chong Tong Bill Chen	999	*	999	-	*
Steven I. Holm, Irwin Levy and Robert Pellegrino, Trustees	666	*	666	-	*
Daniel Kaplan, Trustee UAD 9/1/1982 FBO DC Footwear Employee Pension Plan	666	*	666	-	*
Howard Tooter	666	*	666	-	*
Richard Brody	666	*	666	-	*
Ian Armstrong	533	*	533	-	*
Travis Green	399	*	399	-	*
Robert N. Gladstone C/F Reuben Gladstone	399	*	399	-	*
Lynn Tobias and Richard Siegler, Trustees UAD 06/05/08 FBO the Beth H. Tobias Family Trust	399	*	399	-	*
Risk Capital Associates	333	*	333	-	*
Thomas Navarra IRA	266	*	266	-	*
Jeremy Varcoe	226	*	226	-	*
Citadel Securities LLC (16)	199	*	199	-	*
Priti Merchant	199	*	199	-	*
Gary S. Glatter	199	*	199	-	*
Robert Herman	133	*	133	-	*
Marta Herman	133	*	133	-	*
Oscar A. Chaves	133	*	133	-	*

5

	Shares Owned Prior to the Offering		Shares Offered	Shares Owned After the Offering
Name	Number	Percent	Number	Number	Percent
John Marshalek and Martha Marshalek, as Joint Tenants With Right of Survival	133	*	133	-	*
Eric N. Hart	133	*	133	-	*
Nirav Soni	66	*	66	-	*
Shital Patel	66	*	66	-	*
Paul Davidson	66	*	66	-	*
Constance Baumann	53	*	53	-	*
Rosemarie Baumann	53	*	53	-	*
Rebecca M. Adams	26	*	26	-	*
Laura Shannon	26	*	26	-	*
J. Stephen Griffey	13	*	13	-	*
Camelot 27 LLP	13	*	13	-	*
Michael J. McGovern	13	*	13	-	*
Jeffrey Harris Palmer	13	*	13	-	*
Laura Bolling Palmer	13	*	13		*
Jody Ann Miller	13	*	13	-	*
Rebecca L Adams CTDN FBO Megan R. Adams	13	*	13	-	*
William V Dougherty III CTDN FBO Brett William Dougherty	13	*	13	-	*
Henry M. Palmer	13	*	13	-	*
Thomas M. Isola and Donna L. Isola as Tenants in Common	13	*	13	-	*
Elle Lang	13	*	13	-	*
Catherine M. Davidson	13	*	13	-	*
Fred A. Adams	13	*	13	-	*
Mary Catherine Davidson	13	*	13	-	*
Patrick B. Davidson	13	*	13	-	*
Richard A. Urenas	13	*	13	-	*
William Vincent Dougherty III	13	*	13	-	*
William Vincent Dougherty III CTDN FBO Olivia Delaney Dougherty	13	*	13	-	*
Brian M. Fogarty CTDN FBO Brennan for Fox Fogarty	13	*	13	-	*
Brian M. Fogarty	13	*	13	-	*
Nancy A. Latimer CTDN FBO Christopher M. Palmer	13	*	13	-	*
Tracey Lee Dougherty	13	*	13	-	*
Mary B. McGovern	13	*	13	-	*
Nancy A. Latimer	13	*	13	-	*
Kurt William Bullard CTDN FBO John Curtis Bullard	13	*	13	-	*
Mala Soni	13	*	13	-	*
Rebecca L. Adams CTDN FBO Allison J. Adams	13	*	13	-	*

6

	Shares Owned Prior to the Offering		Shares Offered	Shares Owned After the Offering
Name	Number	Percent	Number	Number	Percent
Brian M. Fogarty CTDN FBO Colin Stewart Fogarty	13	*	13	-	*
William V. Dougherty III CTDN FBO Matthew Keith Dougherty	13	*	13	-	*
Don Rodighiero	13	*	13	-	*
Massino Lopes Pegna	13	*	13	-	*
Other Former Public Warrantholders	959,393	8.3%	959,393	-	*
Total	13,875,963		13,145,774	1,117,000	9.7%

*	Represents less than 1%.
(1)	The general partner of WLES, L.P is Transaction Guy & The Triumphant Ones, L.L.C., a Texas limited liability company. The controlling members of the general partner are Trent R. Voigt and Sue Lynn Voigt, husband and wife and individual residents of the State of Texas.
(2)	Includes 1,000,000 shares subject to conversion at the option of Ten Lords Ltd. Ten Lords Ltd. is controlled by John Paine.
(3)	Includes 204,420 shares beneficially owned by Mrs. Carol A. Antich, the wife of Mr. C. Nicholas Antich, 404,480 shares owned by Mr. C. Nicholas Antich and Carol A. Antich, as Tenants by the Entireties and 25,520 shares owned Brittany N. McCausland Trust u/a 2/17/99, of which Mr. and Mrs. Antich are the trustees and on whose behalf Mr. and Mrs. Antich have the right to act.
(4)	Wellington Management Company, LLP (“Wellington Management”) is an investment adviser registered under the Investment Advisers Act of 1940 as amended. Wellington Management, in such capacity, may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares held by its client accounts, including Wolf Creek Partners, L.P. and Wolf Creek Investors (Bermuda) L.P. Each of these selling stockholders has indicated that it may be deemed to be an affiliate of a registered broker-dealer and has represented that it acquired its securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(5)	Excludes 198,427 shares of common stock issuable upon exercise of an option held by the selling stockholder because such option provides that the holder thereof does not have the right to exercise the option to the extent (but only to the extent) that such exercise would result in it or any of its affiliates beneficially owning more than 9.9% of the common stock.
(6)	Excludes 188,384 shares of common stock issuable upon exercise of an option held by the selling stockholder because such option provides that the holder thereof does not have the right to exercise the option to the extent (but only to the extent) that such exercise would result in it or any of its affiliates beneficially owning more than 9.9% of the common stock.
(7)	Represents (i) 198,427 shares of common stock issuable upon exercise of an option held by the selling stockholder and (ii) 20,432 shares issued upon conversion of outstanding warrants in connection with the consummation of our initial business combination.
(8)	Represents (i) 188,384 shares of common stock issuable upon exercise of an option held by the selling stockholder and (ii) 23,996 shares issued upon conversion of outstanding warrants in connection with the consummation of our initial business combination.
(9)	Includes 1,941,748 shares subject to conversion of secured convertible notes in the amounts of 194,175 for American Service Insurance Company, Inc., 388,350 each for Mendota Insurance Company and Ira Lubert, 342,913 for Bulldog Investors General Partnership, 45,436 for Special Opportunities Fund, Inc. and 582,324 by R8 Capital Partners, LLC, each at the holder’s option.

7

(10)	Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors.
(11)	Each such entity served as an underwriter (or in the case of IFMI, LLC as a majority owned subsidiary of an underwriter) in our initial public offering.
(12)	Bruce Rauner is the natural person exercising control of R8 Capital Partners, LLC.
(13)	Each such entity obtained shares as compensation for capital formation services.
(14)	None of these entities are affiliated with broker-dealers.
(15)	Rocky Bryant is the natural person exercising control of AQR Capital Management, LLC.
(16)	Each such entity is a broker-dealer and may be deemed an underwriter.

8